Exhibit 99.3

2019-03-26

PRESS RELEASE

Notification from Oasmia Pharmaceutical AB

Uppsala, Sweden, March 26, 2019 – The Swedish Securities Council has today published a statement regarding Oasmia. For statement please click here (only in Swedish).

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information was submitted for publication, through the agency of the contact person set out above, at 13:00 PM CET on 26 March 2019.